                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13D
                                (RULE 13D-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)

                                INCONTROL, INC.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   45336L103
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                J.B. King, Esq.
                              Guidant Corporation
                        111 Monument Circle, 29th Floor
                          Indianapolis, Indiana 46204
                                (317) 971-2000

                                with a copy to:

                                Bernard E. Kury
                             Jonathan L. Freedman
                             Dewey Ballantine LLP
                          1301 Avenue of the Americas
                            New York, NY 10019-6092
                                (212) 259-8000

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)



                                August 10, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_] .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                        (Continued on following pages)

                                 (Page 1 of 9)

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 45336L103                                      PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON: Pegasus Acquisitions Corp.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Applied For


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
       Not Applicable                                           (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
       AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,962,198*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,962,198*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,962,198*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]  Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.4%*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
              CO
------------------------------------------------------------------------------
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

*See "Item 5 - Interest in Securities of Issuer" herein.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 45336L103                                      PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON: Cardiac Pacemakers, Inc.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 41-1344804


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
       Not Applicable                                           (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
       AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       State of Minnesota
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,962,198*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,962,198*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,962,198*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_] Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.4%*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
              CO
------------------------------------------------------------------------------
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

*See "Item 5 - Interest in Securities of Issuer" herein.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 45336L103                                      PAGE 4 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON: Guidant Corporation
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 35-1931722


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
       Not Applicable                                           (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
       WC/BK
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       State of Indiana
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              1,962,198*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,962,198*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,962,198*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_] Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.4%*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
              CO
------------------------------------------------------------------------------
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

* See "Item 5 - Interest in Securities of Issuer" herein.

     This Statement is filed in replacement of the Statement on Schedule 13D filed as part of a combined Schedule 14D-1 and Schedule 13D (registration no. 05-47733), as amended (the "Combined Schedule 14D-1 and Schedule 13D"), filed by Pegasus Acquisitions Corp., a Delaware corporation ("Purchaser") Cardiac Pacemakers, Inc., a Minnesota corporation ("CPI") and Guidant Corporation, an Indiana corporation ("Parent"), with the Securities and Exchange Commission on August 17, 1998. This Statement relates to the tender offer by Purchaser to purchase all outstanding Shares (as defined below) of InControl, Inc. at $6 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 17, 1998, as amended (the "Offer to Purchase"), incorporated by reference as Exhibit (a)(1) of the Combined Schedule 14D-1 and Schedule 13D, and in the related Letter of Transmittal, incorporated by reference as Exhibit(a)(2) of the Combined Schedule 14D-1 and Schedule 13D (which, together with the Offer to Purchase and the Combined Schedule 14D-1 and Schedule 13D, constitute the "Offer").

ITEM 1.  SECURITY AND ISSUER

     This Statement relates to the common stock, par value $0.01 per share (the "Shares"), of InControl, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 6675 185th Avenue, N.E., Redmond, Washington 98052. The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c) and (f) This Statement is being filed by Purchaser, CPI and Parent. The information set forth in "Section 9. Certain Information Concerning Purchaser and Parent" of the Offer to Purchase and in Schedule I (Directors and Executive Officers of Purchaser, CPI and Parent) to the Offer to Purchase ("Schedule I") is incorporated herein by reference.

(d)-(e) During the last five years, none of Purchaser, CPI or Parent nor, to the best knowledge of Purchaser, CPI and Parent, respectively, any executive officer or director of Purchaser, CPI or Parent listed in Schedule I (which is incorporated herein by reference) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in "Section 10. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.   PURPOSE OF THE TRANSACTION.

(a)-(j) The information set forth in the "Introduction," "Section 7. Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration and Margin Securities" and "Section 12. Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Shareholder Agreement; the Credit Agreement; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a)-(d) The information set forth in the "Introduction," "Section 11. Background" and "Section 12. Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Shareholder Agreement; the Credit Agreement; Other Matters" of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference. On August 10, 1998, Parent and Purchaser entered into a Shareholder Agreement (the "Shareholder Agreement") with certain stockholders of the Company (collectively, the "Selling Stockholders"), pursuant to which the Selling Stockholders have agreed to validly tender (and not to withdraw) pursuant to and in accordance with the terms of the Offer all of the shares beneficially owned by them. The Selling Stockholders beneficially own approximately 1,962,198 Shares, representing approximately 9.4% in the aggregate of the Company's outstanding Shares (assuming the exercise of all such Selling Stockholders' options subject to the Shareholder Agreement). The Shareholder Agreement is described more fully in "Section 12. Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Shareholder Agreement; the Credit Agreement; Other Matters" of the Offer to Purchase.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in the "Introduction," "Section 11. Background" and "Section 12. Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Shareholder Agreement; the Credit Agreement; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

(1)  Offer to Purchase.*
(2)  Letter of Transmittal.*
(3)  Notice of Guaranteed Delivery.*
(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(5)  Letter to Clients for use by Brokers, Dealers,
          Commercial Banks, Trust Companies and Other Nominees.*
(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(7)  Form of Summary Advertisement dated August 17, 1998.*
(8)  Text of Joint Press Release dated August 11, 1998,
          issued by Parent and the Company.*
(9)  Agreement and Plan of Merger, dated as of August 10, 1998, among Parent, Purchaser and the Issuer.*
(10) Form of Shareholder Agreement.*
(11) Credit Agreement, dated as of August 10, 1998, by and between Parent and the Company.*
(12) Letter Agreement, dated August 14, 1998, between Parent,
          Purchaser and the Company.*
_______________________

* Incorporated by reference to Combined Schedule 14D-1 and Schedule 13D (registration no. 05-47733) filed on August 17, 1998.

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  September 1, 1998

                                    PEGASUS ACQUISITIONS CORP.


                                    By:  /s/ A. Jay Graf
                                         ---------------------------------------
                                         A. Jay Graf
                                         President

                                    CARDIAC PACEMAKERS, INC.


                                    By:  /s/ A. Jay Graf
                                         ---------------------------------------
                                         A. Jay Graf
                                         President and Chief Executive Officer

                                    GUIDANT CORPORATION


                                    By:  /s/ A. Jay Graf
                                         ---------------------------------------
                                         A. Jay Graf
                                         Vice President

                                 EXHIBIT INDEX
                                 -------------

(1)  Offer to Purchase.*
(2)  Letter of Transmittal.*
(3)  Notice of Guaranteed Delivery.*
(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(5)  Letter to Clients for use by Brokers, Dealers,
      Commercial Banks, Trust Companies and Other Nominees.*
(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(7)  Form of Summary Advertisement dated August 17, 1998.*
(8)  Text of Joint Press Release dated August 11, 1998,
      issued by Parent and the Company.*
(9) Agreement and Plan of Merger, dated as of August 10, 1998, among Parent, Purchaser and the Issuer.*
(10) Form of Shareholder Agreement.*
(11) Credit Agreement, dated as of August 10, 1998, by and between Parent and the Company.*
(12) Letter Agreement, dated August 14, 1998, between Parent, Purchaser and the Company.*
_______________________

* Incorporated by reference to Combined Schedule 14D-1 and Schedule 13D (registration no. 05-47733) filed on August 17, 1998.